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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46637


SEC MAIL PROCESSING
RECEIVED
MAR 12 2002
366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG FUNDING CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

387 EAST MAIN STREET - SUITE 200
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL W. O'BRIEN 1-585-325-5760
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELDREDGE, FOX & PORRETTI, LLP
(Name — if individual, state last, first, middle name)

135 CORPORATE WOODS - SUITE 300 (Address) ROCHESTER (City) NEW YORK (State) 14623 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL W. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG FUNDING CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHRISTINE L. ACQUILANO
Notary Public, State of New York
No. 01AC5066035
Qualified in Wayne County
Commission Expires Sept. 23, 20 02

Christine L. Acquilano
Notary Public

Paul W. O'Brien
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFG FUNDING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CFG FUNDING CORPORATION

INDEX

ELDREDGE, FOX & PORRETTI, LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

135 CORPORATE WOODS • SUITE 300 • ROCHESTER NEW YORK 14623
25 NORTH STREET • CANANDAIGUA, NEW YORK 14424



To the Shareholders
CFG Funding Corporation
Rochester, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of CFG Funding Corporation as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFG Funding Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eldredge, Fox & Porretti LLP

Rochester, New York
January 28, 2002

CFG FUNDING CORPORATION
Statements Of Financial Condition
December 31, 2001 And 2000

ASSETS

	2001	2000
Current Assets:		
Cash	$ 6,277	$ 6,421
Investments	3,300	3,300
Total current assets	9,577	9,721
Total	$ 9,577	$ 9,721

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities:		
Accrued franchise tax	$ 100	$ 100
Total current liabilities	100	100
Stockholders' Equity:		
Common stock, $.01 par value, 2,000,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Paid in capital	13,800	13,800
Accumulated deficit	(5,323)	(5,179)
Total stockholders' equity	9,477	9,621
Total	$ 9,577	$ 9,721

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Operations
For The Years Ended December 31, 2001 And 2000

	2001	2000
Revenue:		
Consulting fees	$ 2,050	$ 1,450
Expenses:		
Bank service charges	144	140
Fees	1,950	1,350
Total operating expenses	2,094	1,490
Loss Before Provision for Taxes	(44)	(40)
Provision for Taxes	100	100
Net Loss	$ (144)	$ (140)

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Changes In Stockholders' Equity
For The Years Ended December 31, 2001 And 2000

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balances at January 1, 2000	$ 1,000	$ 10,500	$ (5,039)	$ 6,461
Capital contributions	-0-	3,300	-0-	3,300
Net loss for the year ended December 31, 2000	-0-	-0-	(140)	(140)
Balances at December 31, 2000	1,000	13,800	(5,179)	9,621
Net loss for the year ended December 31, 2001	-0-	-0-	(144)	(144)
Balances at December 31, 2001	$ 1,000	$ 13,800	$ (5,323)	$ 9,477

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Changes In Liabilities Subordinated To Claims Of General Creditors
For The Years Ended December 31, 2001 And 2000

	2001	2000
Beginning Subordinated Liabilities	$ -0-	$ -0-
Subordinated Liabilities Incurred	-0-	-0-
Ending Subordinated Liabilities	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Cash Flows
For The Years Ended December 31, 2001 And 2000

	2001	2000
Cash Flows From Operating Activities:		
Net loss	$ (144)	$ (140)
Net cash used for operating activities	(144)	(140)
Cash Flows From Investing Activities:		
Purchase of investments	-0-	(3,300)
Net cash used for investing activities	-0-	(3,300)
Cash Flows From Financing Activities:		
Capital contributions	-0-	3,300
Net cash provided by financing activities	-0-	3,300
Net Decrease in Cash	(144)	(140)
Cash - Beginning	6,421	6,561
Cash - Ending	$ 6,277	$ 6,421
Supplemental Disclosures of Cash Flow Information:		
Cash paid during year for:		
Interest paid	$ -0-	$ -0-
Income taxes	$ 100	$ 100

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies:

Business Activities - CFG Funding Corporation (the Company) was incorporated on May 17, 1993 in New York. The Company is registered as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act. The Company provides investment banking and corporate finance services primarily in upstate New York.

Revenue Recognition - Revenue derived from investment banking and corporate finance activities is recognized when earned in accordance with the specifics of the agreements.

Income Taxes - The Company, with the consent of its shareholders, has elected under the Internal Revenue Code and New York State Tax Law to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Investments:

Investments consist of equity securities. The Company classifies these securities as available for sale. Accordingly, realized gains and losses, determined on the basis of average cost, are included in investment income in the year in which they occur. Unrealized gains and losses are included in a separate component of stockholder's equity.

The cost and fair market value of marketable securities at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Cost	**Market**	**Cost**	**Market**
Common Stock Warrants	$ 3,300	$ 3,300	$ 3,300	$ 3,300

The realized and unrealized activity resulting from these investments at December 31, 2001 and 2000 was as follows:

	2001	**2000**
Unrealized gain (loss)	$ -0-	$ -0-
Realized gain (loss)	$ -0-	$ -0-

Note 3. Capital Requirement:

The Company, upon registration with the Securities and Exchange Commission pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the Act) is subject to Rule 15c 3-1 of the Act which requires that "aggregate indebtedness" of the Company, as defined, shall not exceed 15 times "net capital," as defined. In addition, Rule 15c 3-1 (a)(3) requires that "net capital" of not less than $5,000 or 6 2/3 percent of aggregate indebtedness (as defined) be maintained at all times.

At December 31, 2001, the Company's net capital ratio (aggregate indebtedness to net capital) was .02 to 1, and net capital was $6,177 which was $1,177 in excess of its required net capital of $5,000.

At December 31, 2000, the Company's net capital ratio was .02 to 1, and its net capital was $6,321 which was $1,321 in excess of its required net capital of $5,000.

Note 4. Related Party Transaction:

The Company contracts for outside services from a related party, Capital Formation Group of Rochester, L.P. The shareholders of the Company have a partnership interest in the related party organization. The outside services consist of fixed fee financial advisory services in which private placement of corporate debt or equity is involved. For the years ended December 31, 2001 and 2000, there were no outside service fees paid to Capital Formation Group of Rochester, L.P.

The Company also provides consulting services to Capital Formation Group of Rochester, L.P. For the years ended December 31, 2001 and 2000, the Company received $2,050 and $1,450 of consulting fees from Capital Formation Group of Rochester, L.P.

Note 5. Concentrations:

For the years ended December 31, 2001 and 2000, substantially all of the Company's revenues were derived from one source, Capital Formation Group of Rochester, L.P.

Note 6. Reclassifications:

Reclassifications have been made to the 2000 balance sheet to confirm with 2001 presentation. The reclassifications had no effect net income as originally reported.

CFG FUNDING CORPORATION
Statements Of Net Capital
December 31, 2001 And 2000

SCHEDULE I

	2001	2000
Stockholders' Equity	$ 9,477	$ 9,621
Subordinated Liabilities	-0-	-0-
Total Capital and Subordinated Liabilities	9,477	9,621
Non-Allowable Assets	3,300	3,300
Net Capital	$ 6,177	$ 6,321

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report. (Form X-17A-5)

CFG FUNDING CORPORATION

Statements Of Compliance Under Rule
15c3-3 Of The Securities And Exchange Commission
December 31, 2001 And 2000

SCHEDULE II

As of and for the years ended December 31, 2001 and 2000, no reserve account was required. All schedules which would be required under Rule 15c3-3 would show no activity and zero balances. Consequently, these schedules are not presented herein.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report. (Form X-17A-5)

ELDREDGE, FOX & PORRETTI, LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

135 CORPORATE WOODS • SUITE 300 • ROCHESTER NEW YORK 14623
25 NORTH STREET • CANANDAIGUA, NEW YORK 14424



January 28, 2002

To the Shareholders
CFG Funding Corporation
Rochester, New York

Dear Shareholders:

In planning and performing our audit of the financial statements of CFG Funding Corporation for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CFG Funding Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



CFG Funding Corporation
January 28, 2002
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that this Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17A-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

ELDREDGE, FOX & PORRETTI, LLP

Eldredge, Fox & Porretti LLP